HITTITE MICROWAVE CORPORATION

20 Alpha Road

Chelmsford, Massachusetts 01824

July 19, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 4-6

Washington, D.C.  20549

Attention:  Jay Mumford, Esq.

Re:                               Hittite Microwave Corporation

Registration Statement on Form S-1

Registration No. 333-124664

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Hittite Microwave Corporation, a Delaware corporation  (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (Registration No. 333-124664), as amended, be accelerated so that the Registration Statement will become effective at 3:00 p.m. on July 21, 2005, or as soon as practicable thereafter.

Very truly yours,

HITTITE MICROWAVE CORPORATION

By:	/s/ William W. Boecke
William W. Boecke, Chief Financial Officer